



Creative
Houston
a public benefit corporation

May 20, 2019

To whom it may concern,

I, Theresa K. Quintanilla, CEO of Creative Houston, a Public Benefit Corporation certify that:

1. The financial statements of Creative Houston, a Public Benefit Corporation, included in this Form are true and complete in all material aspects; and

2. The tax return information of Creative Houston, a Public Benefit Corporation, included in this Form reflects accurately the information reported on the tax return for Creative Houston, a Public Benefit Corporation filed in the fiscal year ended 2018.

Sincerely,

Theresa K. Quintanilla

Theresa K. Quintanilla
CEO, Creative Houston
Theresa@QViews.com

1615 Turnpike Road
Houston, TX 77008
(281) 433-2302
www.CreativeHouston.org

10:34 AM
05/14/19
Accrual Basis

Creative Houston, a Public Benefit Corporation
Profit & Loss
January through December 2018

	TOTAL
Ordinary Income/Expense	
Income	
Sales	0.00
Total Income	0.00
Expense	
Advertising and Promotion	0.00
Automobile Expense	0.00
Bank Service Charges	0.00
Computer and Internet Expenses	0.00
Depreciation Expense	0.00
Insurance Expense	0.00
Interest Expense	0.00
Meals and Entertainment	0.00
Office Supplies	0.00
Payroll Expenses	0.00
Professional Fees	0.00
Rent Expense	0.00
Repairs and Maintenance	0.00
Telephone Expense	0.00
Travel Expense	0.00
Utilities	0.00
Total Expense	0.00
Net Ordinary Income	0.00
Other Income/Expense	
Other Income	0.00
Other Expense	0.00
Net Other Income	0.00
Net Income	**0.00**

Form 1120

Department of the Treasury Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2018 or tax year beginning _____, 2018, ending _____, 20 _____

▶ Go to www.irs.gov/Form1120 for instructions and the latest information.

OMB No. 1545-0123

2018

A Check if:
1a Consolidated return (attach Form 851) ☐
b Life/nonlife consolidated return ☐
2 Personal holding co. (attach Sch. PH) ☐
3 Personal service corp. (see instructions) ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT

Name
Creative Houston, a Public Benefit Corporation

Number, street, and room or suite no. If a P.O. box, see instructions.
1615 Turnpike Rd

City or town, state or province, country, and ZIP or foreign postal code
Houston, TX 77008

B Employer identification number
83-2760400

C Date incorporated
6/19/2018

D Total assets (see instructions)
$ 4577

E Check if: (1) ☑ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Income

1a	Gross receipts or sales	1a		
b	Returns and allowances	1b		
c	Balance. Subtract line 1b from line 1a		1c	0
2	Cost of goods sold (attach Form 1125-A)		2	
3	Gross profit. Subtract line 2 from line 1c		3	0
4	Dividends and inclusions (Schedule C, line 23, column (a))		4	
5	Interest		5	
6	Gross rents		6	
7	Gross royalties		7	
8	Capital gain net income (attach Schedule D (Form 1120))		8	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)		9	
10	Other income (see instructions—attach statement)		10	
11	**Total income.** Add lines 3 through 10 ▶		11	0

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E) ▶		12	
13	Salaries and wages (less employment credits)		13	
14	Repairs and maintenance		14	
15	Bad debts		15	
16	Rents		16	
17	Taxes and licenses		17	
18	Interest (see instructions)		18	
19	Charitable contributions		19	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)		20	
21	Depletion		21	
22	Advertising		22	
23	Pension, profit-sharing, etc., plans		23	
24	Employee benefit programs		24	
25	Reserved for future use		25	
26	Other deductions (attach statement)		26	
27	**Total deductions.** Add lines 12 through 26 ▶		27	0
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11.		28	0
29a	Net operating loss deduction (see instructions)	29a		
b	Special deductions (Schedule C, line 24, column (c))	29b		
c	Add lines 29a and 29b		29c	0

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions		30	0
31	Total tax (Schedule J, Part I, line 11)		31	0
32	2018 net 965 tax liability paid (Schedule J, Part II, line 12)		32	
33	Total payments, credits, and section 965 net tax liability (Schedule J, Part III, line 23)		33	
34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ▶ ☐		34	
35	**Amount owed.** If line 33 is smaller than the total of lines 31, 32, and 34, enter amount owed		35	0
36	**Overpayment.** If line 33 is larger than the total of lines 31, 32, and 34, enter amount overpaid		36	
37	Enter amount from line 36 you want: **Credited to 2019 estimated tax** ▶ _____ **Refunded** ▶		37	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer: *Theresa K. Quintanilla* Date: 4-15-19 Title: CEO

May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN

Firm's name ▶

Firm's address ▶

Firm's EIN ▶

Phone no.

For Paperwork Reduction Act Notice, see separate instructions.

Cat. No. 11450Q

Form **1120** (2018)